SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                           Boulder Acquisitions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  101400 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Timothy P. Halter
                               12890 Hilltop Road
                                Argyle, TX 76226
                                 (972) 233-0300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 23, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101400 10 9                       13D                Page 2 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     HALTER FINANCIAL GROUP, INC.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,500,000 SHARES
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,500,000 SHARES
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,500,000 SHARES
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     67.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 101400 10 9                       13D                Page 3 of 7 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     TIMOTHY P. HALTER
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TEXAS
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    200,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,500,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    200,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,500,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,700,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     77.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 101400 10 9                       13D                Page 4 of 7 Pages

________________________________________________________________________________
Item 1.  Security and Issuer.

         This statement relates to shares of Common Stock, $0.001 par value per share (the "Stock"), of Boulder Acquisitions, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 211 West Wall Street, Midland, Texas 79701-4556.
________________________________________________________________________________
Item 2.  Identity and Background.

         Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following persons (collectively, the "Reporting Persons"): Halter Financial Group, Inc., a Texas corporation ("HFG, Inc."); and Timothy P. Halter, a citizen of the United States and sole shareholder of HFG, Inc. ("Halter").

         HFG, Inc. is a Texas corporation, the principal business of which is to provide financial consulting services. The principal business address of HFG, Inc., which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Halter's principal occupation or employment is serving as the President of HFG, Inc. The principal business address of Halter, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a transaction dated February 23, 2003, HFG, Inc. purchased for a price of $300,000 in cash, 1,500,000 newly issued shares of Stock from the Issuer. As consideration for Halter's agreement to serve as an officer and director of the Issuer, Halter, individually, received warrants convertible into 200,000 shares of Stock at a price of $0.20 per share. HFG, Inc. used "working capital" to purchase its Stock. As used herein, the term "working capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. At the time of filing, Halter has not exercised any rights under the warrants. If Halter decides to exercise his rights under the warrants he anticipates using personal funds to purchase his shares of Stock.
________________________________________________________________________________

CUSIP No. 101400 10 9                       13D                Page 5 of 7 Pages

________________________________________________________________________________


Item 4.  Purpose of Transaction.

         The Reporting Persons acquired their interests in the Issuer pursuant to a transaction whereby Halter would become the president and a director of the Issuer. The purpose of this transaction is to facilitate the desire of the Issuer to effect a reverse merger with an as yet unidentified private company at some point in the future. In order to further such a potential reverse merger, the Reporting Persons have acquired control of the Issuer through a purchase of newly issued shares of common stock.

         At the time of filing, neither the Issuer nor the Reporting Persons have any formal plans or proposals with regard to such a reverse merger. Upon identification of a suitable reverse merger candidate, the candidate would be merged into the Issuer and the primary business of the candidate would become the primary business of the Issuer. The purpose of such a reverse merger transaction  is to  allow  the  private  company  candidate  to  become a public reporting company pursuant to the Securities Exchange Act of 1934. Once a reverse merger transaction has occurred it is expected that Halter will resign his positions as president and director and a new board of directors will be elected.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         Pursuant to Rule 13d-3(a), at the close of business on February 27, 2004, HFG, Inc. may be deemed to be the beneficial owner of 1,500,000 shares of the Stock, which constitutes approximately 67.9% of the 2,207,612 shares of the Stock outstanding on February 27, 2004 (the "Outstanding Shares"). HFG, Inc., either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on February 27, 2004, Halter, individually and as sole shareholder of HFG, Inc., may be deemed to be the beneficial owner of 1,700,000 shares of the Stock, which constitutes approximately 77.0% of the Outstanding Shares and consists of (i) the 1,500,000 shares described in the preceding paragraph and (ii) warrants convertible into 200,000 shares of Stock beneficially owned by Halter separately. Halter, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.


         Transactions effected in the last 60 days:

------------- --------------- ------------- ----------------- ------------------
Reporting         Date          Number of    Price per Share       How the
 Person                          Shares                        transaction was
                                                                   effected
------------- --------------- ------------- ----------------- ------------------
HFG, Inc.      Feb. 23, 2004    1,500,000         $0.20             Private
                                                                 Subscription
                                                                   Agreement
------------- --------------- ------------- ----------------- ------------------
Halter         Feb. 23, 2004      200,000         $0.20             Warrant
                                                                   Agreement
------------- --------------- ------------- ----------------- ------------------

CUSIP No. 101400 10 9                       13D                Page 6 of 7 Pages

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

o        Halter Financial Group, Inc. Subscription Agreement
o        Timothy P. Halter Warrant Agreement
________________________________________________________________________________

CUSIP No. 101400 10 9                       13D                Page 7 of 7 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     DATED:   February 27, 2004

                                                 Halter Financial Group, Inc.,
                                                 a Texas corporation

                                                 By:   /s/ Timothy P. Halter
                                                       -------------------------
                                                 Its:  President
                                                       -------------------------




                                                   /s/ Timothy P. Halter
                                                 -------------------------------
                                                 Timothy P. Halter

                             SUBSCRIPTION AGREEMENT


Boulder Acquisitions, Inc.
211 West Wall Street
Midland, Texas 79701-4556


Ladies and Gentlemen:

         The   undersigned   subscriber   ("Subscriber")   hereby  tenders  this
Subscription Agreement (this "Agreement") in accordance with and subject to the terms and conditions set forth herein:

1.       Subscription.
         ------------

         1.1 Subscriber hereby subscribes for and agrees to purchase the number of shares (the "Shares") of common shares, $.001 par value per share (the
"Common Shares"), of Boulder Acquisitions, Inc., a Nevada corporation (the "Company"), indicated on the signature page attached hereto at the purchase price set forth on such signature page (the "Purchase Price"), such Purchase Price being equal to the product of (i) the number of Common Shares subscribed for by the Subscriber and (ii)current fair market value of the shares of Common Shares. Subscriber has made or will make payment by wire transfer of funds in accordance with instructions from the Company in the full amount of the Purchase Price of the Common Shares for which Subscriber is subscribing (the "Payment").

         1.2 This Agreement is part of an isolated offering of Common Shares being conducted by the Company in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended ( the "Act"), afforded by Section 4(2) thereunder.

         1.3 The Company will hold closing of the offering (the "Closing") at any mutually agreeable time, hereinafter sometimes referred to as a "Closing Date." Upon receipt by the Company of the requisite payment for all Common Shares to be purchased by the Subscriber, the Common Shares so purchased will be issued in the name of the Subscriber, and the name of the Subscriber will be registered on the stock transfer books of the Company as the record owner of such Common Shares. The Company will promptly thereafter issue to the Subscriber participating in such closing a stock certificate for the Common Shares so purchased.

         1.4 Subscriber hereby agrees to be bound hereby upon (i) execution and delivery to the Company of the signature page to this Agreement and (ii) written acceptance on the Closing Date by the Company of Subscriber's subscription, which shall be confirmed by faxing to the Subscriber the signature page to this Agreement that has been executed by the Company (the "Subscription").

2.       Offering Material.
         -----------------

         2.1 Subscriber represents and warrants that it is in receipt of and that it has carefully read all documents filed by the Company with the Commission prior to the date of this Agreement.

         Said  documents   shall  be  referred  to  herein  as  the  "Disclosure
Documents."

3.       Conditions to Subscriber's Obligations.
         --------------------------------------

         3.1 The obligation of Subscriber to close the transaction contemplated by this Agreement (the "Transaction") is subject to the satisfaction on or prior to the Closing Date of the conditions set forth in Sections 3.2 through 3.5 hereof and the satisfaction of Section 3.6 on and as of the Closing Date.

         3.2 The Company shall have executed this Agreement and delivered the same to the Subscriber.

         3.3  The  Board  of  Directors  of  the  Company   shall  have  adopted
resolutions consistent with Section 4.1(e) below in a form reasonably acceptable to the Subscriber.

         3.4 Subscriber shall have received copies of all documents and information which it may have reasonably requested in connection with the Offering.

         3.5 No stop order or suspension of trading shall have been imposed by the Securities and Exchange Commission (the "SEC"), or any other governmental regulatory body with respect to public trading in Common Shares of the Company.

         3.6 The representations and warranties of the Company shall be true and correct on and as of the Closing Date as though made on and as of such date.

4.       Representations and Warranties; Covenants; Survival.
         ---------------------------------------------------

         4.1 The Company represents and warrants to Subscriber that, at the date of this Agreement and at the Closing Date on which Subscriber purchases Common
Shares:

                  (a) The Company has the full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms. The Company need not give any notice to, make any filings with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

                  (b) The Company and each of its subsidiaries are corporations duly organized, validly existing and in good standing under the laws of their states of incorporation, with all requisite corporate power and authority to carry on the business in which they are engaged and to own the properties they own, and the Company has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The Company and each of its subsidiaries are duly qualified and licensed to do business and are in good standing in all jurisdictions where the nature of their business makes such qualification necessary, except where the failure to be qualified or licensed would not have a material adverse effect on the business of the Company and its subsidiaries, taken as a whole.

                  (c) Except as set forth in the Company's filings with the SEC, there are no legal actions or administrative proceedings or investigations instituted, or to the best knowledge of the Company threatened, against the Company, that could reasonably be expected to have a material adverse effect on the Company or any subsidiary, any of the Common Shares, or the business of the Company and its subsidiaries, or which concerns the transactions contemplated by this Agreement.

                  (d) The Company, by appropriate and required corporate action, has, or will have prior to the Closing, duly authorized the execution of this Agreement and the issuance and delivery of the Common Shares. The Common Shares are not subject to preemptive or other rights of any stockholders of the Company and when issued in accordance with the terms of this Agreement and the Certificate of Incorporation of the Company, as amended and currently in effect, the Common Shares will be validly issued, fully paid and nonassessable and free and clear of all pledges, liens and encumbrances. The issuance of the Common Shares hereunder will not trigger any outstanding antidilution rights.

                  (e) Performance of this Agreement and compliance with the provisions hereof will not violate any provision of any applicable law or of the Certificate of Incorporation or Bylaws of the Company, or of any of its subsidiaries, and, will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon, any of the properties or assets of the Company, or of any of its subsidiaries, pursuant to the terms of any indenture, mortgage, deed of trust or other agreement or instrument binding upon the Company, or any of its subsidiaries, other than such breaches, defaults or liens which would not have a material adverse effect on the Company and its subsidiaries taken as a whole. The Company is not in default under any provision of its charter or by-laws or other organizational documents or under any provision of any agreement or other instrument to which it is a party or by which it is bound or of any law, governmental order, rule or regulation so as to affect adversely in any material manner its business or assets or its condition, financial or otherwise.

                  (f) The Disclosure Documents, taken together, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein to make the statements contained therein not misleading.

                  (g) The Company has provided Subscriber with all material public information in connection with the business of the Company and the transactions contemplated by this Agreement, and no representation or warranty made, nor any document, statement, or financial statement prepared or furnished by the Company in connection herewith contains any untrue statement of material fact, or omits to state a material fact necessary to make the statements or facts contained herein or therein not misleading.

                  (h) This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

                  (i) No registration, authorization, approval, qualification or consent of any court or governmental authority or agency is necessary in connection with the execution and delivery of this Agreement or the offering, issuance or sale of the Common Shares under this Agreement.

                  (j) The Company is not now, and after the sale of the Common Shares under this Agreement and under all other agreements and the application of the net proceeds from the sale of the Common Shares will not be, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

                  (k) The Company has filed all material tax returns required to be filed, which returns are true and correct in all material respects, and the Company is not in default in the payment of any taxes, including penalties and interest, assessments, fees and other charges, shown thereon due or otherwise assessed, other than those being contested in good faith and for which adequate reserves have been provided or those currently payable without interest which were payable pursuant to said returns or any assessments with respect thereto.

                  (l) The Company has not taken any action  outside the ordinary course of business designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Shares to facilitate the sale or resale of the Common Shares in any manner in contravention of applicable securities laws.

                  (m) Subject to the accuracy of the Subscriber's representations and warranties in Section 7 of this Agreement, the offer, sale, and issuance of the Common Shares in conformity with the terms of this Agreement constitute transactions exempt from the registration requirements of Section 5 of the Act and from the registration or qualification requirements of the laws of any applicable state or United States jurisdiction.

                  (n) Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales in any security or solicited any offers to buy any security under circumstances that would require registration under the Securities Act of the issuance of the Shares to the Subscriber. The issuance of the Shares to the Subscriber will not be integrated with any other issuance of the Company's securities (past, current or future) for purposes of the Securities Act. The Company will not make any offers or sales of any security (other than the Common Shares) that would cause the offering of the Common Shares to be integrated with any other offering of securities by the Company for purposes of any registration requirement under the Securities Act or any applicable rules of Nasdaq.

                  (o) The Company is in material compliance with all applicable securities (or "Blue Sky") laws of the states of the United States in connection with the issuance and sale of the Common Shares to Subscriber.

                  (p) The Company shall use all commercially reasonable efforts to keep the Common Shares quoted on the OTC Bulletin Board.

5.       Transfer and Registration Rights.
         --------------------------------

         5.1 Subscriber acknowledges that it is acquiring the Common Shares for its own account and for the purpose of investment and not with a view to any distribution or resale thereof within the meaning of the Act and any applicable state or other securities laws ("State Acts"). Subscriber further agrees that it will not sell, assign, transfer or otherwise dispose of any of the Common Shares in violation of the Act or State Acts and acknowledges that, in taking unregistered Common Shares, it must continue to bear economic risk in regard to its investment for an indefinite period of time because of the fact that such Common Shares have not been registered under the Act or State Acts and further realizes that such Common Shares cannot be sold unless subsequently registered under the Act and State Acts or an exemption from such registration is available. Subscriber further recognizes that the Company is not assuming any obligation to register such Common Shares. Subscriber also acknowledges that appropriate legends reflecting the status of the Common Shares under the Act and State Acts may be placed on the face of the certificates for such Common Shares at the time of their transfer and delivery to the holder thereof. This Agreement is made with Subscriber in reliance upon Subscriber's above representations.

         5.2 Mandatory Registration. Upon receipt of written demand by the Subscriber, the Company shall prepare, and, as soon as practicable but in no event later than 60 calendar days after the date of such notice, file with the SEC a Registration Statement or Registration Statements (as is necessary) on Form S-3 (or if such form is unavailable, such other form as is available for registration) covering the resale of all of the Shares. The initial Registration Statement prepared pursuant hereto shall register for resale at least that number of Company common stock shares equal to the number of Shares as of the date immediately preceding the date the Registration Statement is initially filed with the SEC, subject to adjustment. The Company shall use its best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than 120 calendar days after the date notice is received.

5.3      Piggy Back Registration Rights.
         ------------------------------

         (a) If the Company decides, including as required under any demand registration rights agreement, to register any of its common stock or securities convertible into or exchangeable for common stock under the Securities Act on a form which is suitable for an offering for cash or shares of the Company held by third parties and which is not a registration solely to implement an employee benefit plan, a registration statement on Form S-4 (or successor form) or a transaction to which Rule 145 or any other similar rule of the SEC is applicable, the Company will promptly give written notice to the Subscriber of its intention to effect such a registration. Subject to Section 4(b) below, the Company shall include all of the Shares that the Subscriber requests to be included in such a registration by a written notice delivered to the Company within fifteen (15) days after the notice given by the Company.

         (b) If the registration, as described in Section 5.3(a) above, involves an underwritten offering, the Company will not be required to register Shares in excess of the amount that the principal underwriter reasonably and in good faith recommends may be included in such offering (a "Cutback"), which recommendation, and supporting reasoning, shall be delivered to the Subscriber. If such a Cutback occurs, the number of shares that are entitled to included in the registration and underwriting shall be allocated in the following manner: (i) first, to the Company for any securities it proposes to sell for its own account, (ii) second, to the Subscriber requiring such registration, and (iii) third, to other holders of stock of the Company requesting inclusion in the registration, pro rata among the respective holders thereof on the basis of the number of shares for which each such requesting holder has requested registration.

         5.4 The Common Shares issued pursuant to this Agreement may not be transferred except in a transaction which is in compliance with the Act and State Acts.

6.       Closing.
         -------

         6.1 The Closing of the sale of the Common Shares to Subscriber shall take place at the offices of the Company at such time as the Company and Subscriber shall mutually agree.

7. Subscriber Representations. Subscriber hereby represents, warrants and acknowledges and agrees with the Company as follows:

         7.1 Subscriber has been furnished with and has carefully read the Disclosure Documents as set forth in Section 2.1 hereto and is familiar with the terms of the Offering. With respect to individual or partnership tax and other economic considerations involved in this investment, Subscriber is not relying on the Company (or any agent or representative of any of the Company). Subscriber has carefully considered and has, to the extent Subscriber believes such discussion necessary, discussed with Subscriber's legal, tax, accounting and financial advisers the suitability of an investment in the Common Shares for Subscriber's particular tax and financial situation.

         7.2 Subscriber has had an opportunity to inspect relevant documents relating to the organization and operations of the Company. Subscriber acknowledges that all documents, records and books pertaining to this investment which Subscriber has requested have been made available for inspection by Subscriber and Subscriber's attorney, accountant or other adviser(s).

         7.3 Subscriber and/or Subscriber's advisor(s) has/have had a reasonable opportunity to ask questions of and receive answers and to request additional relevant information from a person or persons acting on behalf of the Company concerning the offering.

         7.4 Subscriber is not subscribing for the Common Shares as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar.

         7.5 Subscriber is an "accredited investor," within the meaning of Rule 501(a) of Regulation D under the Securities Act ("Regulation D"). Subscriber, by reason of Subscriber's business or financial experience or the business or financial experience of Subscriber's professional advisers who are unaffiliated with and who are not compensated by the Company or any affiliate of either of them, directly or indirectly, can be reasonably assumed to have the capacity to protect Subscriber's own interests in connection with the transaction. Subscriber further acknowledges that Subscriber has read the written materials provided by the Company.

         7.6 Subscriber has adequate means of providing for Subscriber's current financial needs and contingencies, is able to bear the substantial economic risks of an investment in the Common Shares for an indefinite period of time, has no need for liquidity in such investment and, at the present time, could afford a complete loss of such investment.

         7.7 Subscriber has such knowledge and experience in financial, tax and business matters so as to enable Subscriber to use the information made available to Subscriber in connection with the offering to evaluate the merits and risks of an investment in the Common Shares and to make an informed investment decision with respect thereto.

         7.8 Subscriber acknowledges that the Common Shares herein subscribed for have not been registered under the Act or under any State Act. Subscriber understands further that in absence of an effective Registration Statement, the Common Shares can only be sold pursuant to some exemption from registration, such as Rule 144 of the Act, which requires, among other conditions, that the Common Shares must be held for a minimum of one (1) year.

         7.9 Subscriber recognizes that investment in the Common Shares involves substantial risks. Subscriber acknowledges that Subscriber has reviewed the risk factors identified within the Disclosure Documents. Subscriber further recognizes that no Federal or state agencies have passed upon this offering of the Common Shares or made any finding or determination as to the fairness of this investment.

         7.10 Subscriber acknowledges that each certificate representing the Common Shares shall contain a legend substantially in the following form:

         THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR UNDER APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AVAILABLE EXEMPTIONS FROM SUCH REGISTRATION, PROVIDED THAT THE SELLER DELIVERS TO THE COMPANY AN OPINION OF COUNSEL (WHICH OPINION AND COUNSEL ARE REASONABLY SATISFACTORY TO THE COMPANY) CONFIRMING THE AVAILABILITY OF SUCH EXEMPTION. INVESTORS
         SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

         7.11 If this Agreement is executed and delivered on behalf of a partnership, corporation, trust or estate: (i) such partnership, corporation, trust or estate has the full legal right and power and all authority and approval required (a) to execute and deliver, or authorize execution and delivery of, this Agreement and all other instruments executed and delivered by or on behalf of such partnership, corporation, trust or estate in connection with the purchase of the Common Shares, (b) to delegate authority pursuant to a power of attorney and (c) to purchase and hold such Common Shares; (ii) the signature of the party signing on behalf of such partnership, corporation, trust or estate is binding upon such partnership, corporation, trust or estate; and
(iii) such partnership, corporation or trust has not been formed for the specific purpose of acquiring the Common Shares, unless each beneficial owner of such entity is qualified as an "accredited investor" within the meaning of Regulation D and has submitted information substantiating such individual qualification.

         7.12 If Subscriber is a retirement plan or is investing on behalf of a retirement plan, Subscriber acknowledges that investment in the Common Shares poses risks in addition to those associated with other investments, including the inability to use losses generated by an investment in the Common Shares to offset taxable income.

8.       Understandings.
         --------------

         Subscriber understands, acknowledges and agrees with the Company as follows:

         8.1 Subscriber hereby acknowledges and agrees that upon notice of acceptance from the Company pursuant to Section 1.4, the Subscription hereunder is irrevocable by Subscriber, that, except as required by law, Subscriber is not entitled to cancel, terminate or revoke this Agreement or any agreements of Subscriber hereunder and that this Subscription Agreement and such other agreements shall survive the death or disability of Subscriber and shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns. If Subscriber is more than one person, the obligations of Subscriber hereunder shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his or her heirs, executors, administrators, successors, legal representatives and permitted assigns.

         8.2 No federal or state agency has made any findings or determination as to the fairness of the terms of this offering for investment nor any recommendations or endorsement of the Common Shares.

         8.3 The Offering is intended to be exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act and the provisions of Rule 506 of Regulation D thereunder

         8.4 It is understood that in order not to jeopardize the offering's exempt status under Section 4(2) of the Securities Act and Regulation D, any transferee may, at a minimum, be required to fulfill the investor suitability requirements thereunder.

         8.5 No person or entity acting on behalf, or under the authority, of Subscriber is or will be entitled to any broker's, finder's or similar fee or commission in connection with this Subscription.

         8.6 Subscriber acknowledges that the information furnished in this Agreement by the Company to Subscriber or its advisers in connection with the Offering, is confidential and nonpublic and agrees that all such written information which is material and not yet publicly disseminated by the Company shall be kept in confidence by Subscriber and neither used by Subscriber for Subscriber's personal benefit (other than in connection with this Subscription), nor disclosed to any third party, except Subscriber's legal and other advisers who shall be advised of the confidential nature of such information, for any reason; provided, however, that this obligation shall not apply to any such information that (i) is part of the public knowledge or literature and readily accessible at the date hereof, (ii) becomes a part of the public knowledge or literature and readily accessible by publication (except as a result of a breach of this provision) or (iii) is received from third parties (except third parties who disclose such information in violation of any confidentiality agreements or obligations, including, without limitation, any subscription agreement entered into with the Company). The representations, warranties and agreements of Subscriber and the Company contained herein and in any other writing delivered in connection with the offering shall be true and correct in all material respects on and as of the Closing Date of such Subscription as if made on and as of the date the Company executes this Agreement and shall survive the execution and delivery of this Agreement and the purchase of the Common Shares.

         8.7 IN MAKING AN INVESTMENT DECISION, SUBSCRIBER MUST RELY ON ITS OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE COMMON SHARES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

9.       Miscellaneous.
         -------------

         9.1 Except as set forth elsewhere herein, any notice or demand to be given or served in connection herewith shall be deemed to be sufficiently given or served for all purposes by being sent as registered or certified mail, return receipt requested, postage prepaid, in the case of the Company, addressed to it at the address set forth above. As to the Subscriber to the address set forth below:

                       Halter Financial Group, Inc.
                       12890 Hilltop Road
                       Argyle, Texas  76226
                       Attn: Timothy P. Halter, President

         9.2 This Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Texas, and shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. If any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed to be modified to conform with such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

         9.3 In any action, proceeding or counterclaim brought to enforce any of the provisions of this Agreement or to recover damages, costs and expenses in connection with any breach of the Agreement, the prevailing party shall be entitled to be reimbursed by the opposing party for all of the prevailing party's reasonable outside attorneys' fees, costs and other out-of-pocket expenses incurred in connection with such action, proceeding or counterclaim.

         9.4 This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth herein. The Company acknowledges that all material facts upon which it has relied in forming its decision to enter into this Agreement are expressly set forth herein and further acknowledges that the Subscriber has not made any representations, express or implied, which are not set expressly set forth herein. This Agreement supercedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof.

         9.5 The Company shall indemnify, defend and hold harmless Subscriber and each of its agents, partners, members, officers, directors, representatives, or affiliates (collectively, the "Subscriber Indemnities") against any and all losses, liabilities, claims and expenses, including reasonable attorneys' fees ("Losses"), sustained by Subscriber Indemnities resulting from, arising out of, or connected with any material inaccuracy in, breach of, or nonfulfillment of any representation, warranty, covenant or agreement made by or other obligation of the Company contained in this Agreement or in any document delivered in connection herewith.

         9.6 The Company shall not issue any public statement or press release, or otherwise disclose in any manner the identity of the Subscriber or that Subscriber has purchased the Common Shares, without the prior written consent of the Subscriber, except as may be required by applicable law.

         10. Signature. The signature page of this Agreement is contained as part of the applicable Subscription Package, entitled "Signature Page."

                   SUBSCRIPTION AGREEMENT GENERAL INSTRUCTIONS
                   -------------------------------------------

General Instructions

         These  Subscription   Documents  contain  all  documents  necessary  to
subscribe for Common Shares, $.001 par value ("Common Shares"), of Boulder Acquisitions, Inc., a Nevada corporation (the "Company").

         You may subscribe for Common Shares by completing the Subscription Agreement in the following manner:

         1. On line (a) of the signature page state the number of Common Shares you wish to purchase.

         2. On line (b) of the signature page state the total cost of the Common Shares you wish to purchase. To obtain the cost, multiply the number of Common Shares you desire to purchase by the purchase price per Common Share set forth therein.

         3. Sign and state your address, telephone number and social security or other taxpayer identification number on the lines provided on the signature page to the Subscription Agreement and deliver the completed Subscription Agreement with payment of the entire purchase price of the Common Shares subscribed for as set forth below. Payment should be made in United States Dollars:

The Subscription Agreement Signature Page must be completed and signed. Send all documents to:

                  Halter Financial Group, Inc.
                  12890 Hilltop Road
                  Argyle, Texas  76226
                  Attention:  Timothy P. Halter, President
                  Facsimile No.:  940-455-7337

         THE COMPLETED SUBSCRIPTION AGREEMENT SHOULD BE RETURNED IN ITS ENTIRETY TO THE COMPANY ABOVE.

Acceptance of Delivery

         All questions as to the validity, form, eligibility (including time of receipt) and acceptance of the completed Subscription Agreement will be reasonably determined by the Company. The Company reserves the absolute right to reject the completed Subscription Agreement, in its sole and absolute discretion. The Company also reserves the right to waive any irregularities in, or conditions of, the submission of completed Subscription Agreement. The Company shall be under no duty to give any notification of irregularities in connection with any attempted subscription for Common Shares or incur any liability for failure to give such notification. Until such irregularities have been cured or waived, no subscription for Common Shares shall be deemed to have been made. If the Subscription Agreement is not properly completed and as to which defects have not been cured or waived will be returned by the Company to the Subscriber as soon as practicable.

                      SUBSCRIPTION AGREEMENT SIGNATURE PAGE


         The undersigned investor hereby certifies that he or she (i) has received and relied solely upon information provided by the Company, (ii) agrees to all the terms and conditions of this Subscription Agreement, (iii) meets the suitability standards set forth in this Subscription Agreement and (iv) is a resident of the state or foreign jurisdiction indicated below.

(a) The undersigned subscribes for 1,500,000 Common Shares.

(b) The total cost of the Common Shares subscribed for, at $.20 per Common Share, is $300,000 (the "Purchase Price").



Halter Financial Group, Inc.     If other than Individual check one and indicate
-----------------------------    capacity of signatory under the signature:

                                 [_] Trust
                                 [_] Estate
-----------------------------    [_] Uniform Gifts to Minors Act of State of
Name of Subscriber (Print)       [_] Attorney-in-fact                        ---
                                 [_] Corporation
                                 [_] Other
                                          --------------------------------------




-----------------------------
Name of Joint Subscriber
(if any) (Print)


-----------------------------
Signature of Subscriber


-----------------------------    If Joint Ownership, check one:
Signature of Joint Subscriber
(if any)
                                 [_] Joint Tenants with Right of Survivorship
President                        [_] Tenants in Common
-----------------------------    [_] Tenants by Entirety
Capacity of Signatory            [_] Community Property
(if applicable)

                                 Backup Withholding Statement:
Social Security or               Please check this box only if the investor
Taxpayer Identification Number   is subject to:

                                 [_] backup withholding.
12890 Hilltop Road
-----------------------------
Address                          Foreign Person:
                                 Please check this box only if
                                 the investor is a:

Argyle     TX        76266       [_] nonresident  alien,  foreign  corporation,
-----------------------------        foreign  partnership,   foreign  trust  or
City      State     Zip Code         foreign estate.


Telecopy No. (940) 455-7337

The investor agrees to the terms of this Subscription Agreement and, as required by the Regulations pursuant to the Internal Revenue Code, certifies under penalty of perjury that (1) the Social Security Number or Taxpayer Identification Number and address provided above is correct, (2) the investor is not subject to backup withholding (unless the Backup Withholding Statement box is checked) either because he has not been notified that he is subject to backup withholding as a result of a failure to report all interest or dividends or because the Internal Revenue Service has notified him that he is no longer subject to backup withholding and (3) the investor (unless the Foreign Person box above is checked) is not a nonresident alien, foreign partnership, foreign trust or foreign estate.

         THE SUBSCRIPTION FOR 1,500,000 COMMON SHARES OF BOULDER ACQUISITIONS, INC. BY THE ABOVE NAMED SUBSCRIBER(S) IS ACCEPTED AS OF FEBRUARY 23, 2004.


                                     BOULDER ACQUISITIONS, INC.

                                     By:
                                        ----------------------------------------
                                        Glenn A. Little, Chief Executive Officer

                                WARRANT AGREEMENT


THE SECURITIES  REPRESENTED BY THIS WARRANT HAVE NOT BEEN  REGISTERED  UNDER THE
SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL IN FORM, REASONABLY ACCEPTABLE TO THE ISSUER THAT REGISTRATION IS NOT REQUIRED UNDER THE 1933 ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT. ANY SUCH OFFER, SALE, ASSIGNMENT OR TRANSFER MUST ALSO COMPLY WITH THE APPLICABLE STATE SECURITIES LAWS.


                           BOULDER ACQUISITIONS, INC.

               WARRANT FOR THE PURCHASE OF SHARES OF COMMON STOCK

Date of Issuance:             February 23, 2004        Number of Shares: 200,000

         Boulder Acquisitions, Inc., a Nevada corporation (the "Company"), hereby certifies that, for Ten United States Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Timothy P. Halter, the registered holder hereof or his permitted assigns, is entitled, subject to the terms set forth below, to purchase from the Company upon surrender of this Warrant, at any time or times on or after the date of issuance, but not after 5:00 P.M. Central Time on the Expiration Date (as defined herein) 200,000 fully paid nonassessable shares of Common Stock (as defined herein) of the Company (the "Warrant Shares") at the purchase price per share provided in Section 1 below.

         Section 1. Definitions. The following words and terms as used in this Warrant shall have the following meanings:

                  (a) "Business Day" means any day that is not a Saturday, Sunday or a day on which the banks in the Dallas metropolitan area are generally closed.

                  (b) "Common Stock" means (i) the Company's common stock, par value $0.001 per share, and (ii) any capital stock into which such Common Stock shall have been changed or any capital stock resulting from a reclassification of such Common Stock.

                  (c) "Expiration Date" means the date three (3) years from the date of this Warrant or, if such date falls on a Saturday, Sunday or other day on which banks are required or authorized to be closed in the City of Dallas or the State of Texas or on which trading does not take place on the principal exchange or automated quotation system on which the Common Stock is traded (a "Holiday"), the next date that is not a Holiday.

                  (d) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

                  (e) "Securities Act" means the Securities Act of 1933, as amended.

                  (f) "Warrant" means this Warrant and all Warrants issued in exchange, transfer or replacement of any thereof.

                  (g) "Warrant Exercise Price" shall be $0.20 per share of Common Stock, which price is the current fair market value of the shares of Common Stock.

         Section 2. Exercise of Warrant.

                  (a) Subject to the terms and conditions hereof, this Warrant may be exercised by the holder hereof then registered on the books of the Company, in whole or in part, at any time on any Business Day on or after the date of issuance of this Warrant and prior to 5:00 P.M. Eastern Time on the Expiration Date by (i) delivery of a written notice, in the form of the subscription notice attached as Exhibit A hereto (the "Exercise Notice"), of such holder's election to exercise this Warrant, which notice shall specify the number of Warrant Shares to be purchased, (ii) payment to the Company of an amount equal to the Warrant Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (plus any applicable issue or transfer taxes) (the "Aggregate Exercise Price") in cash or by check or wire transfer, and (iii) the surrender to a common carrier for delivery to the Company as soon as practicable following such date, this Warrant (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction); provided, that if such Warrant Shares are to be issued in any name other than that of the registered holder of this Warrant, such issuance shall be deemed a transfer and the provisions of Section 8 shall be applicable. In the event of any exercise of the rights represented by this Warrant in compliance with this Section 2(a), a certificate or certificates for the Warrant Shares so purchased, in such denominations as may be requested by the holder hereof and registered in the name of, or as directed by, the holder, shall be delivered at the Company's expense to, or as directed by, such holder as soon as practicable, and in no event later than ten (10) Business Days, after the Company's receipt of the Exercise Notice, the Aggregate Exercise Price and this Warrant (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction). Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in clause (ii) above, the holder of this Warrant shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of this Warrant as required by clause (iii) above or the certificates evidencing such Warrant Shares.

                  (b) Unless the rights represented by this Warrant shall have expired or shall have been fully exercised, the Company shall, as soon as practicable and in no event later than ten (10) Business Days after any exercise and at its own expense, issue a new Warrant identical in all respects to this Warrant exercised except it shall represent rights to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant exercised, less the number of Warrant Shares with respect to which such Warrant is exercised.

                  (c) No fractional shares of Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Common Stock issued upon exercise of this Warrant shall be rounded up or down to the nearest whole number.

         Section 3. Covenants as to Common Stock. The Company hereby covenants and agrees as follows:

                  (a) This Warrant is, and any Warrant issued in substitution for or replacement of this Warrant will upon issuance be, duly authorized and validly issued.

                  (b) All Warrant Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof.

                  (c) During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved at least 100% of the number of shares of Common Stock needed to provide for the exercise of the rights then represented by this Warrant and the par value of said shares will at all times be less than or equal to the applicable Warrant Exercise Price.

                  (d) If the Company proposes at any time (a) to declare any dividend or distribution upon any of its stock, whether in cash, property, stock, or other securities and whether or not a regular cash dividend; (b) to offer for sale additional shares of any class or series of the Company's stock;
(c) to effect any reclassification or recapitalization of any of its stock; (d) to merge or consolidate with or into any other corporation, or sell, lease, license, or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; or (e) offer holders of registration rights the opportunity to participate in an underwritten public offering of the company's securities for cash, then, in connection with each such event, the Company shall give
Holder: (1) at least 10 days prior written notice of the date on which a record will be taken for such dividend, distribution, or subscription rights (and specifying the date on which the holders of common stock will be entitled thereto) or for determining rights to vote, if any, in respect of the matters referred to in (c) and (d) above; (2) in the case of the matters referred to in
(c) and (d) above at least 10 days prior written notice of the date when the same will take place (and specifying the date on which the holders of common stock will be entitled to exchange their common stock for securities or other property deliverable upon the occurrence of such event); and (3) in the case of the matter referred to in (e) above, the same notice as is given to the holders of such registration rights.

         Section 4. Registration of Warrant Shares

                  (a) Mandatory Registration. The Company shall prepare, and, as soon as practicable but in no event later than sixty (60) calendar days after the date the holder exercises this Warrant, file with the SEC a Registration Statement or Registration Statements (as is necessary) on Form S-8 (or if such form is unavailable, such other form as is available for registration) covering the resale of all of the Warrant Shares. The initial Registration Statement prepared pursuant hereto shall register for resale at least that number of Company common stock shares equal to the number of Warrant Shares as of the date immediately preceding the date the Registration Statement is initially filed with the SEC, subject to adjustment. The Company shall use its best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than 120 calendar days after the date the holder exercises this Warrant.

                  (b) Piggy Back Registration Rights. If the Company decides, including as required under any demand registration rights agreement, to register any of its common stock or securities convertible into or exchangeable for common stock under the Securities Act on a form which is suitable for an offering for cash or shares of the Company held by third parties and which is not a registration solely to implement an employee benefit plan, a registration statement on Form S-4 (or successor form) or a transaction to which Rule 145 or any other similar rule of the SEC is applicable, the Company will promptly give written notice to the holder of this Warrant of its intention to effect such a registration. Subject to Section 4(c) below, the Company shall include all of the Warrant Shares that the holder requests to be included in such a registration by a written notice delivered to the Company within fifteen (15) days after the notice given by the Company.

                  (c) If the registration, as described in Section 4(b) above, involves an underwritten offering, the Company will not be required to register Warrant Shares in excess of the amount that the principal underwriter reasonably and in good faith recommends may be included in such offering (a "Cutback"), which recommendation, and supporting reasoning, shall be delivered to the holder of this Warrant. If such a Cutback occurs, the number of shares that are entitled to included in the registration and underwriting shall be allocated in the following manner: (i) first, to the Company for any securities it proposes to sell for its own account, (ii) second, to the holder of this Warrant requiring such registration, and (iii) third, to other holders of stock of the Company requesting inclusion in the registration, pro rata among the respective holders thereof on the basis of the number of shares for which each such requesting holder has requested registration.

         Section 5. Taxes. The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

         Section 6. Warrant Holder Not Deemed a Stockholder. Except as otherwise specifically provided herein, no holder, as such, of this Warrant shall be entitled to vote or receive dividends or be deemed the holder of shares of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the holder of this Warrant of the Warrant Shares which he or she is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on such holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

         Section 7. Representations of Holder. The holder of this Warrant, by the acceptance hereof, represents that it is acquiring this Warrant and the Warrant Shares for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution of this Warrant or the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act; provided, however, that by making the representations herein, the holder does not agree to hold this Warrant or any of the Warrant Shares for any minimum or other specific term and reserves the right to dispose of this Warrant and the Warrant Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act.

         Section 8. Ownership and Transfer.

                  (a) The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof), a register for this Warrant, in which the Company shall record the name and address of the Person in whose name this Warrant has been issued, as well as the name and address of each transferee. The Company may treat the Person in whose name any Warrant is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any transfers made in accordance with the terms of this Warrant.

                  (b) This Warrant and the rights granted to the holder hereof are transferable, in whole or in part, upon surrender of this Warrant, together with a properly executed warrant power in the form of Exhibit B attached hereto; provided, however, that any transfer or assignment shall be subject to the conditions set forth in Section 8(c) below.

                  (c) The holder of this Warrant understands that this Warrant has not been and is not expected to be, registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (a) subsequently registered thereunder, or (b) such holder shall have delivered to the Company an opinion of counsel, in generally acceptable form, to the effect that the securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration; provided that (i) any sale of such securities made in reliance on Rule 144 promulgated under the Securities Act may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any resale of such securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder; and (ii) neither the Company nor any other person is under any obligation to register the Warrants under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

         Section 9. Adjustment to the Shares. The Warrant Exercise Price and the number of shares of Common Stock issuable upon exercise of this Warrant shall be adjusted from time to time as follows:

                  (a) Adjustment of Warrant Exercise Price upon Subdivision or Combination of Common Stock. If the Company at anytime after the date of issuance of this Warrant subdivides (by any stock split, stock dividend, recapitulation or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Warrant Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of shares of Common Stock obtainable upon the exercise of this Warrant will be proportionately increased. If the Company at any time after the date of issuance of this Warrant combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Warrant Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of shares of Common Stock obtainable upon exercise of this Warrant will be proportionately decreased.

                  (b) Reclassification, Exchange, Combinations or Substitution. Upon any reclassification, exchange, substitution, or other event that results in a change of the number and/or class of the securities issuable upon exercise or conversion of this Warrant, the holder of this Warrant shall be entitled to receive, upon exercise or conversion of this Warrant, the number and kind of securities and property that the holder of this Warrant would have received for the shares of Common Stock if this Warrant had been exercised immediately before such reclassification, exchange, substitution, or other event. The Company or its successor shall promptly issue to holder of this Warrant a new Warrant for such new securities or other property. The new Warrant shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 9 including, without limitation, adjustments to the Warrant Exercise Price and to the number of securities or property issuable upon exercise of the new Warrant. The provisions of this
Section 9(b) shall similarly apply to successive reclassifications, exchanges, substitutions, or other events.

                  (c) Adjustments for Diluting Issuances. The Warrant Exercise Price and the number of shares of Common Stock issuable upon exercise of this Warrant shall be subject to adjustment, from time to time in the manner set forth in the Company's Articles or Certificate of Incorporation as if the shares of Common Stock were issued and outstanding on and as of the date of any such required adjustment. The provisions set forth for the shares of Common Stock in the Company's Articles or Certificate (as applicable) of Incorporation relating to the above in effect as of the date of issuance may not be amended, modified or waived, without the prior written consent of the holder of this Warrant unless such amendment, modification or waiver affects the rights associated with the Warrant Shares in the same manner as such amendment, modification or waiver affects the rights associated with all other shares of the same series and class as the shares granted to the holder.

                  (d) No Impairment. The Company shall not, by amendment of its Articles or Certificate (as applicable) of Incorporation or through a reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Warrant by the Company, but shall at all times in good faith assist in carrying out of all the provisions of this Section 9 and in taking all such action as may be necessary or appropriate to protect Holder's rights under this Section against impairment.

                  (e) Certificate as to Adjustments. Upon each adjustment of the Warrant Exercise Price, the Company shall promptly notify the holder in writing, and, at the Company's expense, promptly compute such adjustment, and furnish to the holder with a certificate of its Chief Financial Officer setting forth such adjustment and the facts upon which such adjustment is based. The Company shall, upon written request, furnish to the holder a certificate setting forth the Warrant Exercise Price in effect upon the date thereof and the series of adjustments leading to such Warrant Exercise Price.

         Section 10. Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant is lost, stolen, mutilated or destroyed, the Company shall, on receipt of an indemnification undertaking, issue a new Warrant of like denomination and tenor as this Warrant so lost, stolen, mutilated or destroyed.

         Section 11. Notice. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Warrant must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

                  If to the Company:

                           Boulder Acquisitions, Inc.
                           211 West Wall Street
                           Midland, Texas  79701-4556

                  Notice to the holder of this Warrant shall be addressed as follows until the Company receives notice of a change in address:

                           Timothy P. Halter
                           12890 Hilltop Road
                           Argyle, Texas  76226

Each party shall provide five days' prior written notice to the other party of any change in address or facsimile number. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication,
(B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

         Section 12. Date. The date of this Warrant is February 23, 2004. This Warrant, in all events, shall be wholly void and of no effect after the close of business on the Expiration Date.

         Section 13. Amendment and Waiver. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holder of this Warrant.

         Section 14. Descriptive Headings The descriptive headings of the several Sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant.

         Section 15. Governing Law. This Warrant shall be governed by and construed and enforced in accordance with the laws of the State of Texas, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Texas or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Texas.

         This Warrant has been duly executed by the Company as of the date first set forth above.

                                                     BOULDER ACQUISITIONS, INC.



                                                     By:
                                                        ------------------------
                                                        Glenn A. Little
                                                        Chief Executive Officer

                              EXHIBIT A TO WARRANT
                              --------------------

                                SUBSCRIPTION FORM

        TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS WARRANT

                           BOULDER ACQUISITIONS, INC.

         The undersigned holder hereby exercises the right to purchase __________________________ of the shares of Common Stock ("Warrant Shares") of Boulder Acquisitions, Inc., a Nevada corporation (the "Company"), evidenced by the attached Warrant (the "Warrant"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

         1. Payment of Warrant Exercise Price. The holder shall pay the sum of $___________________ to the Company in accordance with the terms of the Warrant.

         2. Delivery of Warrant Shares. The Company shall deliver to the holder __________ Warrant Shares in accordance with the terms of the Warrant.

Date: ___________________, 200_




Name of Registered Holder

_____________________________

Name:________________________

                              EXHIBIT B TO WARRANT

                              FORM OF WARRANT POWER


FOR VALUE RECEIVED, the undersigned does hereby assign and transfer to ________________, Federal Identification No. __________, a warrant to purchase
____________ shares of the capital stock of Boulder Acquisitions, Inc., a Nevada corporation, represented by warrant certificate no. _____, standing in the name of the undersigned on the books of said corporation. The undersigned does hereby irrevocably constitute and appoint ______________, attorney to transfer the warrants of said corporation, with full power of substitution in the premises.


Dated:  _______________, 200__

                                     ___________________________________________

                                     Name:______________________________________


























                                      B-1